Exhibit 99.1

Pembina Pipeline Corporation Announces Changes to Reporting Segments

CALGARY, April 9, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced today changes to the Company's reporting segments.

As previously announced, given the enhanced scale and scope of Pembina's business following the closing of the Veresen Inc. ("Veresen") acquisition in 2017, and considering the future needs of both the Company and the North American energy industry, Pembina's management structure is evolving to position it for continued success. Effective January 1, 2018, Pembina's operations management structure is organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

Accordingly, the Company's financial reporting format is changing to better align with the new structure.   The new organizational structure and reporting format provides a number of benefits including consistency between how Pembina's business is managed and how results are reported; the placement of like assets together within the same reporting segment; the creation of centres of excellence, which will increase reliability and cost efficiencies; and the establishment of a separate reporting segment for Pembina's commodity marketing activities and the development of larger-scale, value-chain extension projects.

Pembina's financial results will be reported as follows:

Pipelines Division

The Pipelines Division has over 18,000 kilometers of pipelines with a total capacity of approximately 3 million barrels of oil equivalent per day serving various markets and basins across North America. The Pipelines Division is comprised of Pembina's conventional, transmission and oil sands pipeline assets. The primary objectives of the division are to provide safe, responsible, reliable and cost-effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding the Company's pipeline networks, grow revenue and follow a disciplined approach to operating expenses.

Pembina's conventional pipeline assets comprise a strategically located network of approximately 9,000 kilometers of pipelines and related infrastructure including various hubs and terminals. This network transports crude oil, condensate and natural gas liquids ("NGL") across much of Alberta and parts of British Columbia. The contracts for conventional pipelines are fee-for-service in nature, but vary in their structure, and include both firm and non-firm contracts and varying levels of take-or-pay commitments.

Pembina's oil sands assets include approximately 2,400 kilometers of pipelines and related infrastructure. Service is provided predominantly under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from these assets is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in certain operating expenses, actual throughput or commodity prices.

Pembina's transmission pipeline assets have developed through the strategic acquisition of key natural gas and specification ethane transportation infrastructure assets, positioned in some of the most prolific gas producing regions in western Canada and the United States. Currently, Pembina has interests in approximately 7,000 kilometers of transmission pipelines providing customers with access to premium markets primarily on a fee-for-service basis under long-term contracts.

As part of the reorganization, the following assets have been reclassified:

•	Vantage Pipeline has been reclassified from a conventional asset to a transmission asset within the Pipelines Division;
•	the Swan Hills System has been reclassified from a conventional asset to an oil sands asset within the Pipelines Division;
•	the Canadian Diluent Hub and the Edmonton North Terminal have been reclassified from the former Midstream operating segment to conventional assets within the Pipelines Division; and
•	the Alberta Ethane Gathering System, Ruby Pipeline and Alliance Pipeline, all formerly reported under the Veresen operating segment, are now transmission assets included in the Pipelines Division.

Facilities Division

The Facilities Division includes processing and fractionation facilities and related infrastructure that provide Pembina's customers with natural gas and NGL services.

Pembina's operations include natural gas gathering and processing assets, which are strategically positioned in an active condensate and NGL-rich area of western Canada, and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The majority of condensate and NGL extracted through these facilities are transported by assets in Pembina's Pipelines division. A portion of the volumes are further processed at Pembina's fractionation facilities. In total, Pembina has 19 gas processing facilities(1) and approximately 6 billion cubic feet per day of net gas processing capacity(1).

Additionally, the Facilities division includes NGL fractionation, cavern storage, and terminalling (loading and off-loading services) facilities. These facilities are fully integrated with the Company's Pipeline Division and other assets, providing customers across the Western Canada Sedimentary Basin ("WCSB") and North America with the ability to contract for more than one service with Pembina and access a comprehensive suite of services to enhance the value of their hydrocarbons. In total, Pembina has 5 fractionation facilities(1) and 286 thousand barrels per day of net fractionation capacity(1).

As part of the reorganization, the following assets have been reclassified:

•	the Empress NGL Extraction Facility and the Younger NGL Extraction Facility have been reclassified from the former Midstream operating segment to gas services assets within the Facilities Division; and
•	Veresen Midstream Limited Partnership, which was previously reported under the Veresen operating segment, is now classified as a gas services asset included in the Facilities Division.

1) Includes Aux Sable, as further described below, which for reporting purposes is included in the Marketing Division; excludes projects Under Development

Marketing and New Ventures Division

The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the WCSB and other basins where the Company operates.

Pembina seeks to create new markets, and further enhance existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the WCSB and other basins where the Company operates.

Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil) and capitalizing on storage opportunities. By contracting capacity on Pembina's and various third-party pipelines and utilizing the Company's rail fleet and rail logistics capabilities, the Marketing business is able to add incremental value to the commodities. Marketing activities also include identifying commercial opportunities to further develop other Pembina assets. Examples of such assets include Pembina's integrated rail fleet and terminalling and storage assets, that were specifically developed to support getting marketed volumes to high value markets across North America.

The Marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates third-party production for onward sale. Operating margins are subject to commodity price fluctuations, product differentials, location basis differentials and total volumes.

Pembina's Marketing business also includes results from Aux Sable, an NGL extraction facility near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the United States and Canada.

Pembina's new ventures currently include the proposed propylene and polypropylene facility ("PDH/PP Facility") and the proposed Jordan Cove LNG project.

As part of the reorganization, the following assets have been reclassified:

•	the proposed PDH/PP Facility, previously included in the former Midstream operating segment, is now included in the Marketing & New Ventures Division; and
•	Aux Sable and the proposed Jordan Cove LNG Project, which were both previously reported under the Veresen operating segment, are now included in the Marketing & New Ventures Division.

In addition, Pembina's commodity marketing activities, which were previously reported in the former Midstream operating segment, are now included in the Marketing & New Ventures Division.

Further details on the new divisions and the associated financial reporting changes, including certain 2017 financial information recast under the new format are outlined in a presentation available on Pembina's website at www.pembina.com/investor-centre/presentations-and-events/.

The presentation also provides additional information on the non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees, and Pembina's adoption, effective January 1, 2018, of IFRS 15 Revenue from Contracts with Customers.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.  Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain.

Pembina also is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally-responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "should", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to Pembina's corporate strategy, changes to the reporting of Pembina's financial results and the anticipated impact and benefits thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects and the integration of acquisitions; prevailing commodity prices, margins, volumes and exchange rates; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions due to the factors set out herein, integration issues or otherwise, fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this news release.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/09/c7661.html

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For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:53e 09-APR-18